14049177

AB 3/20

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45179-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12 31 13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JH Lillian Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

767 Third Ave-36th Floor
(No. and Street)

NewYork (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan H. Lillian, President
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cornick, Garber & Sandler LLP
(Name – *if individual, state last, first, middle name*)

825 Third Ave (Address) New York (City) NY (State) 10022 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/26

OATH OR AFFIRMATION

I, Jonathan H. Lillian, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JH Lillian Securities Corp., as of December 31, 2013, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

President

Title

Notary Public

NEW YORK
RK COUNTY
NE 30, 20

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

[x] (o) Independent Auditors' Report on Internal Control Structure

[x] (p) Statement of Cash Flows

J.H. LILLIAN SECURITIES CORP.

FINANCIAL REPORT

DECEMBER 31, 2013

Independent Auditors' Report

Board of Directors
J.H. Lillian Securities Corp.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of J.H. LILLIAN SECURITIES CORP. as of December 31, 2013, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

(Continued)

Cornick, Garber & Sandler, LLP
825 Third Avenue, New York, NY 10022-9524 T 212.557.3900 F 212.557.3936
50 Charles Lindbergh Blvd., Uniondale, NY 11553-3600 T 516.542.9030 F 516.542.9035
cgscpa.com

Cornick Garber Sandler
Certified Public Accountants & Advisors

Independent Auditors' Report

Board of Directors
J.H. Lillian Securities Corp.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J.H. Lillian Securities Corp. as at December 31, 2013 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Other Matter – Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules 1 and 2 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Cornick, Garber, & Sandler LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
March 1, 2014

J.H. LILLIAN SECURITIES CORP.

FINANCIAL REPORT

DECEMBER 31, 2013

INDEX

J.H. LILLIAN SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

AS AT DECEMBER 31, 2013

ASSETS

Cash and cash equivalents	$	13,353
Prepaid tax expense		1,218
T O T A L	$	14,571

LIABILITIES

Accrued expenses and taxes	$	194
Due to related company		3,660
T O T A L		3,854

STOCKHOLDER'S EQUITY

Capital stock, no par value; authorized 200 shares; issued and outstanding 10 shares at stated value		7,000
Additional paid-in capital		32,723
(Deficit)		(29,006)
Total stockholder's equity		10,717
T O T A L	$	14,571

The notes to financial statements are made a part hereof.

J.H. LILLIAN SECURITIES CORP.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2013

Revenue		
Interest income		$ -
Expenses:		
Dues and fees	$ 1,605	
Accounting	600	
Administrative support (net of 3,750 forgiveness of prior year charges)	850	3,055
Loss before income taxes		(3,055)
Income taxes		50
NET LOSS		$ (3,105)

The notes to financial statements are made a part hereof.

J.H. LILLIAN SECURITIES CORP.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2013

	Common Stock		Additional Paid-in Capital	(Deficit)	Total Stockholder's Equity
	Shares	Amount			
Balance - January 1, 2013	10	$ 7,000	$ 32,723	$ (25,901)	$ 13,822
Net loss				(3,105)	(3,105)
Balance - December 31, 2013	10	$ 7,000	$ 32,723	$ (29,006)	$ 10,717

The notes to financial statements are made a part hereof.

J.H. LILLIAN SECURITIES CORP.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2013

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		
Cash flows from operating activities:		
Net loss	$	(3,105)
Adjustments to reconcile results of operations to net cash effect of operating activities:		
Net decrease in prepaid taxes		25
Due to related company		1,450
Net cash used for operating activities		(1,630)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(1,630)
Cash and cash equivalents - January 1, 2013		14,983
CASH AND CASH EQUIVALENTS - DECEMBER 31, 2013	$	13,353

The notes to financial statements are made a part hereof.

J.H. LILLIAN SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2013

NOTE A - Principal Business Activity and Summary of Significant Accounting Policies

J.H. Lillian Securities Corp. is a registered broker-dealer of securities with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. The Company engages in the private placement of securities on a best efforts basis.

The Company operates on the premises of a related entity under common ownership and receives certain additional administrative support from the related entity for a quarterly fee of $1,150. At December 31, 2013, amounts due to related company are $3,660

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital, less deductions for non-allowable assets, of $9,406 which was $4,406 in excess of the net required minimum capital of $5,000. The ratio of aggregate indebtedness to net capital was .410 to 1 at December 31, 2013.

NOTE C - Cash and Cash Equivalents

Cash and cash equivalents on the statement of financial condition are comprised of a commercial bank account and a money market fund checking account.

(Continued)

NOTE D - Income Taxes

For federal and state income tax purposes, the Company has elected to be treated in the same manner as a partnership under the provisions of Subchapter S of the Internal Revenue Code. Under this election, the Company's profits and losses are reported on the personal income tax return of the stockholder and any income taxes thereon are payable by him. State minimum tax and New York City income tax are payable by the Company. The provision for income taxes is comprised of state and local minimum taxes of $50.

The Company is no longer subject to U.S. federal and state income tax audits for periods prior to 2010.

SCHEDULE 1

J.H. LILLIAN SECURITIES CORP.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS AT DECEMBER 31, 2013

Net Capital:	
Capital stock	$ 7,000
Additional paid-in capital	32,723
(Deficit)	(29,006)
Total stockholder's equity before nonallowable assets and haircuts on securities position	10,717
Less: Haircuts on money market fund	(93)
Less: Prepaid tax expense	(1,218)
Net capital	9,406
Minimum net capital required	5,000
Excess net capital	$ 4,406
Capital Ratio:	
Aggregate indebtedness to net capital	.410 to 1

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2013)

Net capital, as reported in Company's Part II (unaudited) FOCUS Report	$ 9,326
Haircut on money market fund	80
Net capital as per above	$ 9,406

SCHEDULE 2

J.H. LILLIAN SECURITIES CORP.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934

AS AT DECEMBER 31, 2013

The Company does not carry any customer accounts and is exempt from Securities and Exchange Rule 15c3-3 under paragraph (k)(2)(i)

Board of Directors
J.H. Lillian Securities Corp.

In planning and performing our audit of the financial statements and supplemental schedules of J.H. Lillian Securities Corp. (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

(Continued)

Board of Directors
J.H. Lillian Securities Corp.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraph and would not necessarily identify all deficiencies in internal control that might be material weaknesses.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study of internal control, we have identified inadequacies in internal control and the Company's practices and procedures that we consider to be material inadequacies.

At present, the shareholder of the Company is its sole employee and performs all functions of the broker-dealer including the preparation of regulatory filings with the SEC. The Company currently does not engage any outside consultants to review its regulatory filings. We believe this is a material inadequacy in the Company's internal control and practices and procedures due to the potential for a misstatement to occur and not be prevented or detected on a timely basis. This deficiency did not affect the Company's ability to remain in compliance with its net capital and aggregate indebtedness requirements.

This report is intended solely for the information and use of management, the Board of Directors, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cornick, Garber, & Sandler LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
March 1, 2014